# Popular Securities LLC
**(a wholly-owned subsidiary of Popular, Inc.)**
## Statement of Financial Condition
## December 31, 2023



## Report of Independent Registered Public Accounting Firm

To the Board of Managers and Member of Popular Securities LLC

### *Opinion on the Financial Statement – Statement of Financial Condition*

We have audited the accompanying statement of financial condition of Popular Securities LLC (the "Company") as of December 31, 2023, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

### *Basis for Opinion*

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

*PricewaterhouseCoopers LLP*

San Juan, Puerto Rico
March 22, 2024

We have served as the Company's auditor since 1995.

CERTIFIED PUBLIC ACCOUNTANTS
(OF PUERTO RICO)
License No. LLP-216 Expires Dec. 1, 2025
Stamp E548273 of the P.R. Society of
Certified Public Accountants has been
affixed to the file copy of this report

# Popular Securities LLC
**(a wholly-owned subsidiary of Popular, Inc.)**
**Statement of Financial Condition**
**December 31, 2023**

*(dollars in thousands)*

### Assets

| | | |
|---|---|---:|
| Cash | $ | 2,715 |
| Financial instruments owned, at fair value | | 29,597 |
| Receivables from broker-dealers | | 897 |
| Accrued interest receivable | | 48 |
| Receivables from affiliates | | 97 |
| Fixed assets, net of accumulated depreciation of $3,905 | | 250 |
| Other assets | | 888 |
| Total assets | $ | 34,492 |

### Liabilities and Member's Equity

| | | |
|---|---|---:|
| Payables to broker-dealers | | 30 |
| Accounts payable to affiliates | | 393 |
| Accrued employee compensation and benefits | | 2,310 |
| Deferred compensation | | 3,227 |
| Reserve for legal contingencies | | 100 |
| Other liabilities | | 1,850 |
| Total liabilities | | 7,910 |

Contingencies (Note 8)

| | | |
|---|---|---:|
| Member's equity | | 26,582 |
| Total liabilities and member's equity | $ | 34,492 |

The accompanying notes are an integral part of these financial statements.

**Popular Securities LLC**
(a wholly-owned subsidiary of Popular, Inc.)
**Notes to the Statement of Financial Condition**
**December 31, 2023**

### 1. Nature of Business and Summary of Significant Accounting Policies

Popular Securities LLC (the "Company") is engaged in financial advisory services, brokerage, and investment banking, and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates principally in the Commonwealth of Puerto Rico and is a wholly-owned subsidiary of Popular, Inc. ("Parent Company").

The Company is a registered broker-dealer pursuant to section 15(b) of the Securities Exchange Act of 1934. The Company is exempt from the provisions of Rule 15c3-3 (the "Rule") under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule. As an introducing broker, the Company clears customer transactions on a fully disclosed basis with National Financial Services, LLC ("NFS"), its clearing broker, and the Company promptly transmits all customer funds and securities to NFS. NFS carries all of the accounts of such customers and maintains and preserves books and records related to these accounts. The Company's other business activities are limited to non-covered brokerage activity that are not subject to SEA Rule 15c3-3, including (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients and (3) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4.

In addition, the Company is licensed by the Office of the Commissioner of Financial Institutions of the Commonwealth of Puerto Rico as a registered broker-dealer and as an eligible similar institution under Regulation 5105.

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). Following is a description of the significant accounting policies followed by the Company:

**Use of Estimates**
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that these estimates are adequate. Actual results could differ from those estimates. Estimates are used for, but not limited to, loss contingencies and financial instruments owned at fair value.

**Income Recognition**

**Revenue from Contracts with Customers**

Revenue from contracts with customers includes investment advisory services, commission income, and fees from investment banking. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

**Popular Securities LLC**
**(a wholly-owned subsidiary of Popular, Inc.)**
**Notes to the Statement of Financial Condition**
**December 31, 2023**

Investment advisory fees

The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Commissions

Brokerage commissions

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Distribution fees

The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Investment Banking

Underwriting fees

The Company underwrites securities for business entities and governmental entities that want to raise funds through a sale of securities. Revenues are earned from fees arising from securities offerings in which the Company acts as an underwriter. Revenue is recognized on the trade date (the date on which the Company purchases the securities from the issuer) for the portion the Company is contracted to buy. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point. Underwriting costs that are deferred under the guidance in FASB ASC 940-340-25-3 are recognized in expense at the time the related

**Popular Securities LLC**
**(a wholly-owned subsidiary of Popular, Inc.)**
**Notes to the Statement of Financial Condition**
**December 31, 2023**

revenues are recorded. In the event that transactions are not completed and the securities are not issued, the Company immediately expenses those costs.

M&A advisory fees

The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities.

**Other Revenues**

Principal transactions, net

Principal transactions, net are the trading gains and losses which are composed of both realized and unrealized gains and losses. These are recorded as the difference between the acquisition cost and the selling price or fair value. For presentation in the financial statements, these are reported net, on a trade date basis.
Interest and Dividend Income and Interest Expense

Interest income is earned by the Company on its trading portfolio. Interest expense arises from interest on cash borrowings to finance payment for securities purchased, and interest to subordinated lenders. Dividend income is derived from the investment in investment companies, and is recorded at ex-dividend date.

Other Revenues

Other revenues include fees charged on debit balances in customer margin accounts carried by NFS.

**Receivables from and Payables to Broker-Dealers**

At December 31, 2023, receivables and payables to broker dealers consist of the following:

| | | |
|---|---|---:|
| **Receivables** | | |
| Unsettled transactions | $ | 31 |
| Clearing broker | | 866 |
| | $ | 897 |
| | | |
| **Payables** | | |
| Unsettled transactions | $ | 30 |
| | $ | 30 |

# Popular Securities LLC
## (a wholly-owned subsidiary of Popular, Inc.)
## Notes to the Statement of Financial Condition
## December 31, 2023

Receivables relating to revenue from contracts with customers was $677 at January 1, 2023, and $776 at December 31, 2023, and is included in receivables from clearing broker, as such clearing broker acts as the Company's collection agent.

The Company's receivables from broker-dealers include amounts receivable from unsettled trades, including, amounts receivable for securities failed to deliver, accrued interest receivables and cash deposits. Because these are settled daily, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties.

### Cash

Cash includes cash on hand and in banks.

### Fixed Assets
Fixed assets are composed of furniture, equipment, and leasehold improvements. Furniture and equipment are initially recorded at cost and depreciated using the straight-line method over the estimated useful life of the related assets (between 3 and 10 years). Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

At December 31, 2023, fixed assets, net consist of the following:

|  | Useful life in years | Cost |
|---|---|---|
| Leasehold improvements | 10 | $ 2,117 |
| Furniture and fixtures | 5 | 1,673 |
| Electronic equipment | 3 | 294 |
| Vehicles | 5 | 71 |
|  |  | $ 4,155 |
| Less - accumulated depreciation and amortization |  | (3,905) |
|  |  | $ 250 |

### Other Assets
Included in Other Assets are $451 in Prepaid expenses, $251 in Lease Right of Use Asset, $173 in Other Receivables, and $13 in Receivables from employees.

### Allowance for Doubtful accounts
The Company provides an allowance for doubtful accounts based on the expected credit losses on unsecured counterparty balances receivable. The Company's estimate is primarily based on a review of the current status of specified accounts receivable. The Company adheres to the accounting guidance in ASC 326 Financial Instruments - Credit Losses, which established a single allowance framework for all financial assets carried at amortized cost and certain off-balance sheet credit exposures. This framework requires that management's estimate reflects credit losses over the full remaining expected life and considers expected future changes in macroeconomic conditions. The Company has not historically experienced any material credit losses in connection with receivables from affiliates and third-parties. Provisions made to this allowance are charged to operations and included in other expenses in the Statement of Operations. There was no allowance for doubtful accounts as of December 31, 2023.

**Popular Securities LLC**
**(a wholly-owned subsidiary of Popular, Inc.)**
**Notes to the Statement of Financial Condition**
**December 31, 2023**

**Income Taxes**

Effective January 1, 2014, the Company changed its organization charter from Corporation to Limited Liability Corporation (LLC).  Upon this change, the Company made an election under the Puerto Rico Tax Code to be treated as a partnership.  As a result of this election, the Company's tax attributes flow through to its Parent Company.  Therefore, no current or deferred taxes are reported in the Company's financial statements.

Since the Company is a tax conduit entity, no provision for income tax is presented in its standalone financial statements, and its related income tax accounts were derecognized as of the effective date of the election.

The Company has no open uncertain tax positions as of December 31, 2023.

2.    **New Accounting Pronouncements**

The Company assesses the adoption impact of recently issued accounting standards by the Financial Accounting Standards Board on the Company's financial statements as well as material updates to previous assessments, if any. There were no new accounting standards issued and not yet adopted that could have a material impact in the Company's financial position, operating results or financial statement disclosures.

3.    **Financial Instruments Owned and Fair Value Measurements**

ASC Subtopic 820-10 "Fair Value Measurements and Disclosures" establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels in order to increase consistency and comparability in fair value measurements and disclosures. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

- *Level 1*- Unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. Valuation on these instruments does not require a significant degree of judgment since valuations are based on quoted prices that are readily available in an active market.
- *Level 2*- Quoted prices other than those included in Level 1 that are observable either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, or other  inputs that are observable or that can be corroborated by observable market data for substantially the full term of the financial instrument.
- *Level 3*- Inputs are unobservable and significant to the fair value measurement. Unobservable inputs reflect the Company's own assumptions about assumptions that market participants would use in pricing the asset or liability.

The Company maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Fair value is based upon quoted market prices when available. If listed price or quotes are not available, the Company employs internally-developed models that primarily use market-based inputs including yield curves, interest rates, volatilities, and credit curves, among others. Valuation adjustments are limited to those necessary to ensure that the financial instrument's fair value is adequately representative of the price that would be received or paid in the marketplace. These adjustments

**Popular Securities LLC**
**(a wholly-owned subsidiary of Popular, Inc.)**
**Notes to the Statement of Financial Condition**
**December 31, 2023**

include amounts that reflect counterparty credit quality, the Company's credit standing, constraints on liquidity, and unobservable parameters that are applied consistently.

The estimated fair value may be subjective in nature and may involve uncertainties and matters of significant judgment for certain financial instruments. Changes in the underlying assumptions used in calculating fair value could significantly affect the results. In addition, the fair value estimates are based on outstanding balances without attempting to estimate the value of anticipated future business. Therefore, the estimated fair value may materially differ from the value that could actually be realized on a sale.

Following is a description of the Company's valuation methodologies used for assets measured at fair value, by asset type:

- **Obligations of Puerto Rico, States and political subdivisions:** Obligations of Puerto Rico, States and political subdivisions include municipal bonds. The bonds are classified and the like characteristics divided into specific sectors. Market inputs used in the evaluation process include all or some of the following: trades, bid price or spread, two sided markets, quotes, benchmark curves including but not limited to Treasury benchmarks, London Interbank Offered Rate ("LIBOR") and swap curves, market data feeds such as Municipal Securities Rulemaking Board ("MSRB"), discount and capital rates, and trustee reports. The municipal bonds are classified as Level 2.

- **Mortgage and other asset-backed securities:** Certain agency mortgage and other asset-backed securities ("MBS") are priced based on a bond's theoretical value from similar bonds defined by credit quality and market sector. Their fair value incorporates an option adjusted spread. The agency MBS are classified as Level 2. Other agency MBS such as certain GNMA Puerto Rico Serials are priced using an internally-prepared pricing matrix with quoted prices from local broker dealers. These particular MBS are classified as Level 3.

- **US Treasury securities:** The fair value of U.S. Treasury notes is based on yields that are interpolated from the constant maturity treasury curve. These securities are classified as Level 2. There were no U.S. Treasury notes held by the Company as of December 31, 2023. Treasury bills are classified as Level 1 given the high volume of trades and pricing based on those trades.

- **Collateralized mortgage obligations:** Agency and private collateralized mortgage obligations ("CMOs") are priced based on a bond's theoretical value from similar bonds defined by credit quality and market sector and for which fair value incorporates an option adjusted spread. The option adjusted spread model includes prepayment and volatility assumptions, ratings (whole loans collateral) and spread adjustments. These investment securities are classified as Level 2. Private label CMOs that are priced using significant unobservable inputs are classified as Level 3.

- **Residual interest certificate:** The fair value of the residual interest certificate is priced internally using a model which includes prepayment speed and expected yield assumptions that are unobservable. This instrument is classified as Level 3.

- **Equity securities:** Quoted prices for Puerto Rico tax-exempt mutual funds are obtained from unrelated broker dealers. Given that the quoted prices are for similar instruments or do not trade in highly liquid markets, these securities are classified as Level 2. The important variables in determining the prices of Puerto Rico tax-exempt mutual fund

**Popular Securities LLC**
**(a wholly-owned subsidiary of Popular, Inc.)**
**Notes to the Statement of Financial Condition**
**December 31, 2023**

shares are net asset value, dividend yield and type of assets in the fund. All funds trade based on a relevant dividend yield taking into consideration the aforementioned variables. In addition, demand and supply also affect the price. Closed-end funds are traded on the secondary market at the shares' market value. Open-ended funds are considered to be liquid, as investors can sell their shares to the funds on any day the New York Stock Exchange ("NYSE") is open at its net asset value per share ("NAV"). Accordingly, open-ended funds are priced at NAV and classified as Level 1. Less liquid open ended funds are classified as Level 2

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis:

| ASSETS | Fair value measurements on a recurring basis as of December 31, 2023 | | | |
| --- | --- | --- | --- | --- |
| | Level 1 | Level 2 | Level 3 | Total |
| Collateralized mortgage obligations | $ - | $ 93 | $ 4 | $ 97 |
| US Treasury securities | 16,859 | - | - | 16,859 |
| Puerto Rico, States and political subdivisions | - | 71 | - | 71 |
| Mortgage and other asset-backed securities | - | 6,548 | 112 | 6,660 |
| Residual interest certificate | - | - | 167 | 167 |
| Equity securities | 3,083 | 2,660 | - | 5,743 |
| Financial instruments owned, at fair value | $ 19,942 | $ 9,372 | $ 283 | $ 29,597 |

The following is a reconciliation of the beginning and ending balances for assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended December 31, 2023:

| | For the year ended December 31, 2023 | | | |
| --- | --- | --- | --- | --- |
| | Residual interest certificate | Mortgage and other asset-backed securities | Collateralized mortgage obligations | Total |
| Balance at December 31, 2022 | $ 207 | $ 215 | $ 113 | $ 535 |
| Realized and Unrealized Gains (losses) included in earnings (1) | (40) | (2) | - | (42) |
| Purchases | - | - | 4 | 4 |
| Sales | - | - | - | - |
| Paydowns and maturities | | (101) | (113) | (214) |
| Transfers in or out of Level 3 | - | - | - | - |
| Balance at December 31, 2023 | $ 167 | $ 112 | $ 4 | $ 283 |

**Popular Securities LLC**
**(a wholly-owned subsidiary of Popular, Inc.)**
**Notes to the Statement of Financial Condition**
**December 31, 2023**

The following disclosure provides information on the valuation techniques, significant unobservable inputs, and their ranges for each major category of assets measured at fair value on a recurring basis with a Level 3 balance.

| | Fair Value at December 31, 2023 | Valuation Technique | Siginificant Unobservable Inputs | Weighted Average |
|---|---|---|---|---|
| Collateralized mortgage obligations | $ 4 | Discounted cash flow model | Weighted average life | 0.16 years (0.11- 0.16 years) |
| | | | Yield | 4.9% |
| | | | Constant prepayment rate | 14.5% |
| Residual interest certificate | $ 167 | Discounted cash flow model | Weighted average life | 2.25 years |
| | | | Yield | 12% |
| | | | Prepayment speed assumption | 180 |
| Mortgage and other asset backed securities | $ 112 | Broker quotes | Weighted average life | 4.15 years (0 - 6.04 years) |
| | | | Yield | 4.5% (0% - 6.06%) |
| | | | Constant prepayment rate | 22.5% (0% - 30%) |

The significant unobservable inputs used in the fair value measurement of the collateralized mortgage obligations, mortgage and other asset backed securities and residual interest certificate are yield, constant prepayment rate or prepayment speed, and weighted average life. Significant increases (decreases) in any of those inputs in isolation would result in significantly lower (higher) fair value measurement. Generally, a change in the assumption used for the constant prepayment rate will generate a directionally opposite change in the weighted average life. For example, as the average life is reduced by a higher constant prepayment rate, a lower yield will be realized, and when there is a reduction in the constant prepayment rate, the average life of these collateralized mortgage obligations will extend, thus resulting in a higher yield. These particular financial instruments are valued internally utilizing internal valuation techniques. The unobservable inputs incorporated into the internal discounted cash flow models used to derive the fair value of collateralized mortgage obligations and residual interest certificate are reviewed by the Parent Company's Corporate Treasury unit on a quarterly basis. In the case of Level 3 financial instruments which fair value is based on broker quotes, the Parent Company's Corporate Treasury unit reviews the inputs used by the broker-dealers for reasonableness utilizing information available from other published sources and validates that the fair value measurements were developed in accordance with ASC Topic 820. The Parent Company's Corporate Treasury unit also substantiates the inputs used by validating the prices with other broker-dealers, whenever possible. At December 31, 2023, Level 3 securities were valued based on broker-dealer indicative quotes or third party vendor pricing determined using pricing models, discounted cash flows methodologies, or similar techniques, for which the determination of fair value is based on significant unobservable inputs that require significant judgment or estimation.

**Financial Instruments Not Measured at Fair Value**

Following is a description of the Company's valuation methodologies and inputs used to estimate the fair values for each class of financial assets and liabilities not measured at fair value, but for which the fair value is disclosed. The disclosure requirements exclude all non-financial instruments.

- **Cash: includes cash on hand.** The carrying amount of cash is a reasonable estimate of its fair value. Cash is classified as Level 1.

# Popular Securities LLC
**(a wholly-owned subsidiary of Popular, Inc.)**
**Notes to the Statement of Financial Condition**
**December 31, 2023**

The following table presents the carrying and estimated fair values for financial instruments with their corresponding level in the fair value hierarchy.

|  | At December 31, 2023 | | | | |
| --- | --- | --- | --- | --- | --- |
|  | Carrying amount | Fair value | Level 1 | Level 2 | Level 3 |
| **Financial Assets:** | | | | | |
| Cash | $ 2,715 | $ 2,715 | $ 2,715 | $ - | $ - |

## 4. Subordinated Borrowings

The Company has a revolving subordinated loan agreement with Popular, Inc. with the credit period ending on November 15, 2027 and maturing on November 15, 2028. Under the agreement, the Company may borrow up to $50,000, with an interest rate negotiated at the time of each advance. All borrowings under this agreement qualify as regulatory capital and the agreement includes all statutory restrictions specified by the Uniform Net Capital Rule, as approved by FINRA. There were no borrowings or interest expense incurred during the year. There are no additional costs for having this loan agreement available. The Company had no borrowings outstanding as of December 31, 2023.

## 5. Deferred Compensation

The Company maintains a Deferred Compensation Plan (the "Plan") for financial consultants.

Under the Plan, the principal and interest thereon have a vesting period of five years. The deferred compensation expense related to this Plan is recognized over the vesting period. The interest on the principal amount deferred is the result of earnings of the investment of such principal in certain financial instruments as defined by the Plan.

Total Plan liability for employees as of December 31, 2023 amounted to $3,227 included as deferred compensation in the Statement of Financial Condition.

## 6. Employee Benefit Plan

The Company participates in Popular, Inc.'s contributory savings plan which is available to employees with more than three months of service. Company contributions include a matching contribution and an additional discretionary profit sharing contribution. Employees are fully vested on these contributions after five years of service. The plan's trustee is an affiliated company.

## 7. Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

**Popular Securities LLC**
**(a wholly-owned subsidiary of Popular, Inc.)**
**Notes to the Statement of Financial Condition**
**December 31, 2023**

The Company is subject to concentration risk by holding large positions in certain types of securities of a single issuer, including issuers located in a particular country or geographic area. At December 31, 2023, the Company had $71 in obligations issued or guaranteed by the Puerto Rico Government, its municipalities, and public corporations as part of its trading securities portfolio, and $572 in Puerto Rico tax-exempt mutual funds, which also invest in those securities. Also, the Company's main business is with individual customers and corporations in Puerto Rico.

8. **Contingent Liabilities**

The Company's ordinary course of business subjects it to claims, lawsuits, regulatory examinations and other legal proceedings. As of December 31, 2023, there were no material legal proceedings outstanding.

9. **Clearance Agreements**

The Company has a clearing and custody agreement with NFS, whereby NFS will execute, clear and custody securities on behalf of the Company and its clients. NFS is a member of various stock exchanges and subject to the rules and regulations of such organizations as well as those of the Securities and Exchange Commission. Under the terms of the agreement, NFS clears and executes the brokerage transactions of the Company's customers on a fully disclosed basis.

10. **Guarantees**

Under the terms of the clearance agreement with NFS, the clearing broker has the right to charge us for losses that result from a counterparty's, introduced by the Company, failure to fulfill its contractual obligations which default could have material effect on our business, financial condition, and operating results. The maximum potential amount of future payments that the Company could be required to make under this guarantee cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under this arrangement and has not recorded any contingent liability in the financial statements for these indemnifications. During 2023, the Company did not pay any amounts related to this guarantee.

11. **Leases**

The Company enters in the ordinary course of business into operating leases with affiliates for office space. These contracts generally do not include purchase options or residual value guarantees. The Corporation identifies leases when it has both the right to obtain substantially all of the economic benefits from the use of the asset and the right to direct the use of the asset.

The Company recognizes right-of-use assets ("ROU assets") and lease liabilities related to operating leases in its Statement of Financial Condition under the caption of Other assets and Other liabilities, respectively. As of December 31, 2023, operating lease ROU assets were $251 and operating

**Popular Securities LLC**
**(a wholly-owned subsidiary of Popular, Inc.)**
**Notes to the Statement of Financial Condition**
**December 31, 2023**

lease liabilities were $252. Leases with initial term of 12 months or less are excluded from the operating leases assets.

The Company recognizes lease expenses for these leases on a straight-line basis over the lease term. The Company uses the incremental borrowing rate for purposes of discounting lease payments for its operating lease, since it does not have enough information to determine the rate implicit in the lease. The discount rate is based on fixed-rate and fully amortizing collateralized borrowing facilities. A credit spread is added to this rate based on financing transactions with a similar credit risk profile. Real estate leases may include one or more options to renew, with renewal terms that can extend the lease term in annual increments at the Company's sole discretion. The Company includes a renewal option period in the lease term if it is reasonably certain that it will exercise such option.

The following table presents the undiscounted cash flows of operating leases for each of the following periods:

| | 2024 | 2025 | 2026 | 2027 | 2028 | Total lease payments | Less: Imputed interest | Total |
|---|---|---|---|---|---|---|---|---|
| Operating Leases | 59 | 60 | 61 | 62 | 37 | $ 279 | (27) | $ 252 |

The following table presents supplemental cash flow information and other related information related to operating leases.

| | | |
|---|---|---|
| Cash paid for amounts included in the measurement of lease liabilities | $ | 59 |
| ROU assets obtained in exchange for new lease obligations | $ | 272 |
| Weighted-average remaining lease term | | 4.58 |
| Weighted-average discount rate | | 4.61% |

12. **Related Party Transactions**

In the normal course of business, the Company enters into transactions with affiliated companies.

At December 31, 2023, the Company owned securities issued by affiliates and affiliated funds (Popular funds and Puerto Rico Residents Tax Free funds) with a fair value of approximately $2,658.

During 2023, the Company maintained a management agreement (as co-manager with a third party) where it provided investment advisory services, and other administrative services to Popular Mezzanine Fund LLC.

During 2023, the Company maintained a networking agreement with Popular Risk Services to facilitate the sale of insurance products.

**Popular Securities LLC**
**(a wholly-owned subsidiary of Popular, Inc.)**
**Notes to the Statement of Financial Condition**
**December 31, 2023**

During 2023, the Company maintained a services agreement with Banco Popular de Puerto Rico to provide various administrative and financial services. The agreement is renewed on an annual basis. Service costs are agreed at the beginning of the year and requires payment for services provided on a monthly basis.

During 2023, the Company maintained a services agreement with its Parent Company to provide various administrative and managerial services. The agreement is renewed on an annual basis. Service costs are distributed based on a combination of various metrics established to measure the Parent Company's efforts and resources allocated to support each subsidiary. These include financial metrics, such as assets and operating expenses, as well as number of employees per subsidiary. The agreement requires payment on a monthly basis for services provided.

The Company has a number of noncancelable leases with Banco Popular de Puerto Rico, for office space with terms up to 2026.

As of December 31, 2023, the Company also had $1,810 in cash deposits in Banco Popular de Puerto Rico.

### 13. Stock Option Plan

The Company participates in Popular, Inc.'s Omnibus Incentive Plan (the "Incentive Plan"), which permits the issuance of several types of stock based compensation for employees and directors of the Corporation and/or any of its subsidiaries. Participants in the Incentive Plan are designated by the Compensation Committee of the Board of Directors of Popular, Inc. (or its delegate as determined by the Board). Under the Incentive Plan, the Corporation has issued restricted stock and performance shares for its employees. The Company is allocated restricted stock compensation expense based upon an analysis of the awards granted to its employees. This Incentive Plan provides for the issuance of Popular, Inc.'s common stock at a price equal to its fair market value at the grant date, subject to certain plan provisions.

Popular, Inc. uses the fair value method of recording stock options as described in FASB ASC 718, "Stock Compensation". All future stock-based compensation awards will be expensed over the vesting period based on the fair value at the date the awards are granted.

### 14. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") under the Securities Exchange Act of 1934 and has elected to compute its net capital in accordance with the alternative method of the Rule. Under the alternative method, the Company is required to maintain at all times a net capital equal to $250 in accordance with the Rule. At December 31, 2023, the Company's net capital of $23,716 was $23,466 in excess of required net capital of $250. The Company's ratio of debt to equity was 0%, which is below the maximum requirement specified by the Rule.

### 15. Subsequent Events

Management has evaluated the effects of subsequent events that have occurred subsequent to December 31, 2023 up to March 22, 2024, the date the financial statements were available to be issued. On February 20th, 2024 the Board of Managers of the Company declared a dividend of $6,000, payable on or before March 31, 2024.